

December 5, 2012

Eithne O'Connor
President and Chief Executive Officer
Oconn Industries Corp.
Daws House
33-35 Daws Lane
London, England NW7 4SD
0-808-189-1222

> **Re:** **Oconn Industries Corp.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2012**
> **File No. 333-184830**

Dear Mr. O'Connor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your disclosure throughout the prospectus that you intend to raise additional funds through a subsequent registered offering of securities. With each reference to a future offering, clearly alert investors that you may not be able to sell your shares and

raise any funds in those offerings. Further, explain your statement on page 6 that the offer of additional shares to new investors would depend on "the level of market interest." It appears that you need to raise funds to implement your business operations so it is unclear why the sale of additional shares depends on market interest.

3.   The facing page of your registration statement lists the address of your agent for service as Nevada Commercial Registered Agents LC, located at 4231 Dant Blvd, Reno, Nevada. The Nevada Secretary of State's website, however, shows that your registered agent is State Agent and Transfer Syndicate, Inc., which is located at 112 North Curry Street, Carson City, Nevada. Please advise.

Outside Front Cover Page of the Prospectus

4.   Revise so the outside front cover page of your prospectus is limited to one page. See Item 501(b) of Regulation S-K. In this regard, we note that you state more than once on your prospectus cover page that you are an emerging growth company.

Prospectus Summary

General Information about Our Company, page 4

5.   Please expand the first paragraph of this section in the prospectus summary to disclose that you have not yet commenced your proposed business activities and that you have not yet generated any revenues. Disclose that your auditors have issued a going concern opinion and that you will need additional financing of $215,000 to conduct proposed operations for the next twelve months. Further, revise your disclosure on pages 5 and 6 to clarify that the "budget" amounts you estimate represent the funds that you need and not the amounts that you have currently allocated from your existing capital resources.

Implications of Being an Emerging Growth Company, page 4

6.   Please revise here and in the risk factors to describe the extent to which any of the exemptions for emerging growth companies are available to you as a smaller reporting company. For example, even if the company ceases to be an emerging growth company, as a smaller reporting company, we note that Oconn Industries Corp. would be able to provide simplified executive compensation disclosures in filings, not be required to conduct say-on-pay and frequency votes until annual meetings occurring on or after January 21, 2013, and have certain other decreased disclosure obligations in its filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

Risk Factors, page 7

We lack an operating history and have losses which we expect to continue…, page 7

7.   Please revise the risk factor subheading to indicate that you have not generated any revenues. Also, explain why you believe that your ability to achieve and maintain profitability and positive cash flow is dependent upon the completion of this offering. We note that you will not receive any proceeds from the sale of common stock by the selling shareholders in this offering.

Because we have only two officers and one director who have no formal training in job placement services…, page 8

8.   We note that your proposed business is to provide "web-based match-making" and "relationship building services." Please expand your business section to discuss your proposed plans to offer job placement services or why you believe formal training in job placement services is relevant to your proposed business plans.

Because our continuation as a going concern is in doubt…, page 9

9.   Please expand the risk factor and the subheading to indicate that your auditors have issued an opinion raising substantial doubt about your ability to continue as a going concern.

Our officers and director currently own 56% of the issued and outstanding stock…, page 12

10.   Please explain your statement that "there is no minimum amount required to be raised under this Offering." We note that this offering is for the resale of shares of common stock by selling shareholders and the company is not raising any capital in this transaction.

We do not intend to register a class of securities under Section 12…, page 13

11.   Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

Plan of Distribution, page 16

12.   You state that no selling shareholder "other than the current officer/director" has, or had, any material relationship with your officers or directors. This statement appears to suggest that your officer/director, Mr. Eithne O'Connor is a selling shareholder in this

offering. We note, however, that Eithne O'Connor is not listed as a selling shareholder in your document. Please advise.

Description of Business, page 20

13.   Please expand the description of your proposed business activities. Describe the services that you intend to offer through your website, the geographic locations in which you plan to focus your "location-based social networking" and whether you believe that any laws and regulations relating to privacy and data protection are applicable to your proposed business plans. See Item 101(h)(4) of Regulation S-K.

Competition, page 21

14.   You list your primary competitors as eHarmony.com and Match.com. Given that you have no operational website and have not begun to implement your business plan, tell us the basis for your belief that these established sites with extensive operating histories will be your primary competitors.

Market for Common Equity and Related Stockholder Matters, page 22

15.   Please explain, with a view toward disclosure, why you have included the discussion of Rule 144.

Results of Operations for Period Ending July 13, 2012, page 24

16.   Please clarify your statement that management believes that the current cash position is not enough to begin full operations by disclosing as you do on page 6 of the prospectus that your current monthly burn rate is $2,500 and that your current capital will last the company less than 10 months.

Where you can find more information, page 39

17.   Revise your statement on page 39 that you will be required to file proxy statements and be subject to Section 14 of the Exchange Act. We note your disclosure on page 13 that you do not intend to register a class of securities under Section 12 of the Exchange Act and thus will not be subject to Section 14 of the Exchange Act.

Part II

Recent Sales of Unregistered Securities, page 41

18.   We note that your disclosure on page 42 states that 5,200,000 shares of common stock were sold to the selling shareholders on July 4, 2012, but your disclosure on page 15 states that these shares were sold on June 25, 2012. Please advise.

Exhibit 23.1

19.   Please revise to reference all of the periods covered in the auditor's report or alternatively, remove the "as of July 31, 2012" reference since the registration statement also includes audited financial statements for the years ended July 31, 2012 and 2011 and the period from inception to July 31, 2012.

Exhibit 99.1

20.   Please explain why you have filed a form of a subscription agreement to purchase shares of the company as an exhibit to this registration statement. Please tell us how this agreement relates to the resale transaction being registered in this prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3453. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
        Karen A. Batcher, Esq.
        Synergen Law Group, APC